UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2004

Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

.

B r a d e s c o	Banco Bradesco S.A.
Publicly-held Company
Corporate Taxpayer’s ID (CNPJ) 60.746.948/0001-12

Notice to Stockholders

1. Stock Splitting

The Central Bank of Brazil approved on 12.10.2004, according to the publication on the Federal Official Gazette as of 12.13.2004, the Bank’s stock splitting process by two hundred per cent (200%), decided at the Special Stockholders’ Meeting held on 12.9.2004, benefiting the stockholders registered in the Company’s records on 12.13.2004.

As a result, the stocks arising from the splitting (2 new stocks for each stock of same type) were included in the stockholders’ position on 12.13. 2004.

Dividends - Stocks resulting from the splitting shall be entitled to monthly Dividends and/or Interest on Own Capital, and possibly complementary dividends and/or interest declared from 12.13.2004. They also shall be fully entitled to possible advantages attributed to other stocks from the referred date.

2. Subscription of New Stocks

As decided at the Special Stockholders’ Meeting held on 12.9.2004, Bradesco is promoting an increase of its capital stock, on the amount of R$700,000,000.00, through the issuance of 17,500,000 new book-entry registered stocks, with no par value, of which 8,791,857 are common stocks and 8,708,143 are preferred stocks to be subscribed at the price of R$40.00 per stock.

Therefore, the following is clarified:

  the stockholders may exercise their preemptive rights during the period between 12.27.2004 and 1.27.2005, in the proportion of 3.688612594% over the stock position held on 12.13.2004, in stocks of same type, considering the stock splitting mentioned in the previous item;

  the stockholders whose stocks are deposited at CBLC -Brazilian Clearing and Depositary Corporation, shall exercise their rights at the respective depositor Brokerage Houses until 1.24.2005.

  the stockholders not intending to exercise their preemptive rights to the subscription may negotiate them at the BOVESPA – São Paulo Stock Exchange based on the market price until 1.19.2005, through Bradesco S.A. Corretora de Títulos e Valores Mobiliários or another brokerage house of their preference;

  the Subscription Reports will be available to the stockholders at Banco Bradesco’s branches from 12.27.2004 to 1.27.2005. For those with address valid in the Company’s records, a copy shall be sent by mail, that will have to be delivered at Bradesco’s branches until 1.27.2005;

  independently of the delivery date of the Subscription Report, the payment of the subscribed amount shall occur on 2.15.2005, same date of the payment of the Complementary Interest on Own Capital, declared on 12.6.2004. The stockholder shall choose one of the ways provided for in the Subscription Report (debit in checking account maintained at Bradesco, check payable to the order of the referred Bank or credit clearing deriving from Complementary Interest on Own Capital);

  possible unsubscribed stocks shall be sold by means of auction to be held on the BOVESPA - São Paulo Stock Exchange, according to the conditions set forth in the Board of Director’s proposal and relevant legislation.

Dividends -Stocks subscribed in the referred capital increase shall be entitled to monthly Dividends and/or Interest on Own Capital, and possibly complementary dividends and/or interest to be declared from the date of the approval of the process by the Central Bank of Brazil. They also shall be fully entitled to possible advantages attributed to other stocks from the referred approval.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 23, 2004

BANCO BRADESCO S.A.

By:	/S/ Milton Almicar Silva Vargas
Milton Almicar Silva Vargas Executive Vice President

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.